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                              July 18, 2023

       Nathan Gooden
       Chief Financial Officer
       Squarespace, Inc.
       225 Varick Street, 12th Floor
       New York, New York 10014

       Squarespace, Inc.

                                                        Re: Squarespace, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated June
16, 2023
                                                            File No. 001-40393

       Dear Nathan Gooden:

              We have reviewed your June 16, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 2, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Notes to Consolidated Financial Statements
       2. Summary of Significant Accounting Policies
       Operating Segments and Reporting Units, page 63

   1. We note your response to our prior comment 2, however, your response did not address all the quantitative
thresholds noted in ASC 280-10-50-12. Please tell us how you considered
                                                        ASC 280-10-50-12. Also,
since the aggregation criteria of ASC 280-10-50-11 was not
                                                        met, tell us why you
believe it is appropriate to state, "the Company   s business operates in
                                                        two operating segments
which are aggregated into one reportable segment." Please
                                                        consider revising
future disclosure.
 Nathan Gooden
Squarespace, Inc.
July 18, 2023
Page 2

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.



FirstName LastNameNathan Gooden                          Sincerely,
Comapany NameSquarespace, Inc.
                                                         Division of
Corporation Finance
July 18, 2023 Page 2                                     Office of Technology
FirstName LastName